UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED AUG 2 7 2002 WASH. D.C. 164

SEC FILE NUMBER
8-31584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First St. Louis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8860 Ladue Road, Suite 100
(No. and Street)

St. Louis (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Al Lauth (314) 726-2880
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co., LLP
(Name - *if individual, state last, first, middle name*)

230 South Bemiston (Address) Clayton (City) Missouri (State) 63105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Al Lauth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First St. Louis Securities, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Albert W Lauth
Signature

Exec. V.P.
Title

DIANNE E. MCDONALD
Notary Public-Notary Seal
State of Missouri
St Louis County
My Commission Expires May 13, 2003

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report On Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ST. LOUIS SECURITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2002

Contents

RBG & CO.

Independent Auditors' Report

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First St. Louis Securities, Inc., as of March 31, 2002 and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First St. Louis Securities, Inc. as of March 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, First St. Louis Securities, Inc. is involved in a pending legal matter. This disclosure was inadvertently omitted from the March 31, 2002 financial statements as originally issued. The 2002 financial statements have been reissued to correct the error.

Rubin, Brown, Gornstein & Co. LLP

April 23, 2002
(Except for Note 9, as to which
the date is August 9, 2002)

FIRST ST. LOUIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2002

Assets

Cash and cash equivalents	$ 332,098
Deposit with clearing organization (Note 2)	100,000
Miscellaneous receivables	340,485
Securities owned (Note 3):	
Marketable, at market value	4,122,639
Not readily marketable, at estimated fair value	81,800
Furniture and equipment (Note 4)	55,066
Deferred income tax asset (Note 6)	64,600
Other assets	421,080
	$ 5,517,768

Liabilities And Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 2,172,213
Payable to clearing organization (Note 5)	1,506,336
Income taxes payable	32,427
Deferred compensation (Note 7)	244,080
Total Liabilities	3,955,056
Stockholders' Equity	
Common stock:	
Authorized 1,000 shares of $1 par value; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	549,827
Retained earnings	1,011,885
Total Stockholders' Equity	1,562,712
	$ 5,517,768

See the accompanying notes to financial statements.

FIRST ST. LOUIS SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For The Year Ended March 31, 2002

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - March 31, 2001	1,000	$ 1,000	$ 549,827	$ 856,040	$ 1,406,867
Net Income	—	—	—	155,845	155,845
Balance - March 31, 2002	1,000	$ 1,000	$ 549,827	$ 1,011,885	$ 1,562,712

See the accompanying notes to financial statements.

FIRST ST. LOUIS SECURITIES, INC.

STATEMENT OF INCOME
For The Year Ended March 31, 2002

Revenues	
Principal transactions	$ 7,268,621
Underwriting	237,598
Interest and dividends	518,428
Other income	43,570
Total Revenues	8,068,217
Operating Expenses	
Employee compensation and benefits	6,214,810
Exchange and clearance fees	302,598
Communications and data processing	188,552
Occupancy	182,571
Interest	328,627
Other operating expenses	639,633
Total Operating Expenses	7,856,791
Income Before Provision For Income Taxes	211,426
Provision For Income Taxes (Note 6)	55,581
Net Income	$ 155,845

See the accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
For Year Ended March 31, 2002

Cash Flows From Operating Activities	
Net income	$ 155,845
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	34,112
Change in deferred income taxes	(4,500)
Change in assets and liabilities:	
(Increase) decrease in securities owned, net	5,973,786
(Increase) decrease in miscellaneous receivables	(304,985)
Increase in other assets	(33,239)
Increase in accounts payable and accrued expenses	926,519
Increase (decrease) in payable to clearing organization	(6,403,525)
Increase (decrease) in income taxes payable	(35,292)
Increase in deferred compensation	16,836
Net Cash Provided By Operating Activities	325,557
Cash Flows Used In Investing Activities	
Payments for furniture and equipment	(28,627)
Net Increase In Cash And Cash Equivalents	296,930
Cash And Cash Equivalents - Beginning Of Year	35,168
Cash And Cash Equivalents - End Of Year	$ 332,098
Supplemental Disclosure Of Cash Flow Information	
Interest paid	$ 328,627
Income taxes paid	95,373

See the accompanying notes to financial statements.

1. Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash And Cash Equivalents

The Company considers all temporary cash investments as cash equivalents. These temporary cash investments are securities held for cash management purposes, having maturities of three months or less.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in principal transactions.

Furniture And Equipment

Furniture and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives ranging from three to six years.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its parent company. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between deferred compensation and the basis of furniture and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered.

2. Operations

First St. Louis Securities, Inc. (the Company), a wholly-owned subsidiary of First St. Louis Capital Markets, Inc., was organized March 8, 1984 and commenced operations in April 1984. The Company is a registered broker-dealer operating exclusively in the securities industry. The Company transacts, buys and sells fixed income securities primarily with banks and savings and loans located in Missouri, Kansas and Illinois. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15a3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company was in compliance with both of the above-stated net capital rules.

The Company has an agreement with a national broker-dealer to clear certain of its customer transactions on a fully disclosed basis. This agreement requires a $250,000 security deposit, of which $100,000 is maintained in cash and the remaining $150,000 in the form of a letter of credit with the broker-dealer.

3. Marketable Securities Owned

Marketable securities owned consist of fixed income securities at market values amounting to $4,122,639 at March 31, 2002. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At March 31, 2002, these securities at estimated fair values amount to $81,800.

4. Furniture And Equipment

Furniture and equipment consist of:

Equipment	$ 225,930
Furniture and fixtures	60,424
	286,354
Less: Accumulated depreciation	231,288
	$ 55,066

Depreciation charged against income amounted to $34,112.

5. Receivable From And Payable To Clearing Organization

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 1% over the federal funds rate of interest of 1.75% at March 31, 2002 and is collateralized by securities owned by the Company.

Receivable from and payable to the clearing organization at March 31, 2002 are comprised of the following:

Receivable	
From clearing organization	$ 5,395,432
Payable	
To clearing organization	(6,901,768)
Net payable to clearing organization	$ (1,506,336)

6. Income Taxes

The provision for income taxes consists of:

Current federal and state income taxes computed at statutory rates in effect	$ 87,428
Prior year federal and state income tax overaccrual	(27,347)
Credit for deferred taxes	(4,500)
	$ 55,581

The net deferred tax asset in the accompanying balance sheet includes the following components:

Deferred tax liability	$ (8,600)
Deferred tax asset	73,200
Net deferred tax asset	$ 64,600

7. Deferred Compensation Plans

The Company has a qualified, contributory profit sharing plan covering eligible full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The Plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. The Company made contributions of $111,972 in fiscal 2002.

In addition, the Company has a deferred compensation agreement for officers and certain employees. The agreement calls for additional compensation upon reaching age 65. The Company has obtained life insurance policies on the lives of the participants sufficient to meet these obligations.

8. Commitments

The Company is obligated under noncancellable operating leases for its office facilities which expire in May 2004 and June 2007.

Future minimum rental commitments required under these noncancellable operating leases are as follows:

Year	Amount
2003	$ 132,363
2004	137,640
2005	129,021
2006	130,800
2007	135,216
Thereafter	34,080
	$ 699,120

Rent expense charged to operations amounted to $143,189 in fiscal 2002.

9. Contingencies

First St. Louis Securities, Inc. has been named defendant in a NASD court action. The suit alleges that First St. Louis Securities, Inc. is liable for the actions of an independent contractor, who is a registered representative of the First St. Louis Securities, Inc. Management believes, based on advice from legal counsel, that it has meritorious defenses and plans to vigorously defend this matter. First St. Louis Securities, Inc. has accrued no liability for this matter.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and clearing agent clearance activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

RBG & CO.

Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of First St. Louis Securities, Inc. as of and for the year ended March 31, 2002, and have issued our report thereon dated April 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

April 23, 2002

Rubin, Brown, Gornstein & Co. LLP	230 South Bemiston Avenue
Certified Public Accountants / Business Consultants	St. Louis, MO 63105

314.727.8150 TEL www.rbg.com 314.290.3400 FAX

FIRST ST. LOUIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net Capital	
Total stockholders' equity	$ 1,562,712
Deductions and/or charges:	
Nonallowable assets	
Securities not readily marketable	81,800
Furniture and equipment, net	55,066
Miscellaneous receivables	10,053
Deferred income tax asset	64,600
Other assets	177,000
	388,519
Net capital before haircuts on security positions	1,174,193
Haircuts on securities:	
Exempt securities	113,114
Debt securities	136,273
	249,387
Net Capital	$ 924,806
Aggregate Indebtedness	$ 2,204,640
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 146,961
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 146,961
Excess net capital	$ 777,845
Excess net capital at 1000%	$ 704,342
Ratio of aggregate indebtedness to net capital	**2.38 to 1**
Reconciliation With Company's Computation	
Net capital as reported in Company's Part II (Unaudited) Focus	$ 924,029
Audit adjustment to income taxes payable	84,377
Audit adjustment to accrue additional liabilities	(84,000)
Net decrease in nonallowable asset	400
Net capital per above	$ 924,806

EXEMPTIVE PROVISION UNDER RULE 15c3-3
March 31, 2002

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirement Under Rule 15c3-3" are inapplicable.

Independent Auditors' Report On Internal Accounting Control

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of First St. Louis Securities, Inc. for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

April 23, 2002